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                                                                    Exhibit 99.1

          PONTE NOSSA AND VISIJET ANNOUNCE DEFINITIVE MERGER AGREEMENT

          NEWLY STRUCTURED COMPANY TO FOCUS ON MEDICAL PRODUCT LAUNCHES

         IRVINE, Calif.--(BUSINESS WIRE)--November. 9, 2001--Ponte Nossa Acquisition Corp. (OTCBB:PNSO - news) and Visijet Inc., today announced that they have executed a definitive merger agreement for the merger of the two companies into a single company to be named "Visijet Inc."

         Under the terms of the merger agreement, each outstanding share of Visijet Inc., will be exchanged for one share of Ponte Nossa. It is anticipated that 8,600,000 shares will be issued to the shareholders of Visijet. When combined with the 3,500,000 outstanding shares of Ponte Nossa (after giving effect to the previously announced cancellation of 9,500,000 shares of Ponte Nossa common stock), the total outstanding shares of the new entity immediately after the merger will be 12,100,000. It is anticipated that approximately an additional 4 million shares (or warrants) will be issued shortly following the merger.

         Closing of the merger remains subject to certain conditions, including regulatory approvals and approval by shareholders of both corporations.

         "We are very pleased with the merger," said Randy Bailey, president of Visijet. "It provides us with access to capital to assist in the commercialization of our products and allows us to move forward as a more visible public company within our marketplace."

         The first product Visijet is introducing is the Hydrokeratome, a patented, FDA-approved device that uses a high pressure microbeam of water to cut the cornea as required in LASIK surgery, a procedure performed more than three million times last year worldwide. Orders for more than $8,000,000 of the Hydrokeratome units have already been received from customers in Europe and Asia.

         In addition to the Hydrokeratome, Visijet has developed the Pulsatome, a device that uses the waterjet technology to remove cataracts -- the most performed surgical procedure in the world. The Pulsatome will provide entry into this estimated $8 billion cataract market worldwide. FDA approval is anticipated in early 2002.

         "Customers I've spoken with are pleased with the merger and expect it to help provide products beneficial to them and their patients," added Bailey. "Our waterjet technology continues to generate significant interest in the medical field."

         Both products are being displayed to the ophthalmic community at the American Academy of Ophthalmology in New Orleans, Nov. 11-14.

         Visijet, founded in 1996, is located at 188 D Technology Drive, Suite D, Irvine, Calif., 949/450-1660, Fax: 949/453-9652.



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         Forward-Looking Statement

         Except for historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of the Securities Exchange Act that involve risks and uncertainties that could cause actual results to differ materially from those expressed. These matters include, but are not limited to, information about the company's technologies and products, financial situations or business opportunities. This news release shall not constitute an offer to sell or the solicitation of an offer to sell any of these securities.

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Contact:

     Mitchell & Co. PR
     Diane Mitchell, 949/474-7020
        or
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     Thomas DiMele, 858/268-8553